INTERSTAR MINING GROUP INC.

INTERIM SHAREHOLDER REPORT

Six-Months Ended 30 June 2003

Significant Events and Interests

InterStar Share Ownership Distribution

Phoenix Canada Oil and Starrex Mining, our major stakeholders, completed the tax-free distributions of their InterStar share positions to establish an exceptionally broad ownership base for your Company in Canada and the U.S. This expanded shareholder base provides a stronger bargaining position when negotiating new business transactions.

Tambao Manganese Project Overview

InterStar's Tambao (Burkina Faso - French West Africa) manganese property comprises among the world's largest known proven, developed, currently non-producing, ore deposit -- hosting 20-million tonnes of high grade, direct shipping ore averaging 51.45% metal content. The economic geology is exceptional -- the proven reserves comprise a massive exposed outcrop, resulting in low mining costs and minimal dilution. The ore reserves will sustain over 50 years of commercial mining at an optimum production rate of 250,000 tonnes per year.

Negotiations continue concerning a prospective transaction for long term access to China's expanding steel market. With an experienced Australian mining operator, Tambao would participate in a new grass-roots manganese alloy facility in a south China port site. The combined project would blend Tambao ore with sources in Australia and elsewhere. Hong Kong financial interests are also principals.

Theralase Medical Device (Therapeutic Laser) Transaction

The developed world's aging demographics prompted our transaction with Theralase Inc. U.S. marketing access is sought through its FDA filing December 2002. FDA approval is prospective by the year-end. A further proprietary development is covered in Theralase's U.S. Patent No. 6,413,267 issued July 2002.

Subject to corporate, regulatory and Stock Exchange approvals in process, InterStar contracted to acquire 100% of closely-held Theralase for 5,164,454 InterStar shares. A further 5,164,454 InterStar shares are issuable upon Theralase meeting profit performance targets for the year following closing; 2,582,227 additional shares if EBITDA exceeds $85,000 -- or 5,164,454 shares if EBITDA exceeds $150,000.

Therapeutic lasers supply photon or light energy into the human and animal musculo-skeletal structure and soft tissue mass to bio-stimulate and accelerate the healing process for pain control and tissue rehabilitation applications. The Theralase device is designed for the relief of temporary and chronic pain conditions deriving from all types of human and animal arthritic symptoms, and for wound healing, veterinary care practice and many dental procedures.

On Behalf of the Board
Per: S. Donald Moore, President
29 August 2003

INTERSTAR MINING GROUP INC.

BALANCE SHEETS AS AT JUNE 30, 2003 AND MARCH 31, 2003

(Prepared from Company Records)

UNAUDITED

	Unaudited June 30, 2003	Unaudited March 31, 2003
ASSETS		
Current		
Cash	$ 79,493	$ 90,620
Accounts receivable	297	- 0 -
	79,790	90,620
Mineral Properties and deferred exploration expenditures	1,000	1,000
	80,790	$ 91,620
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 17,526	$ 17,028
SHAREHOLDERS' EQUITY AND CAPITAL		
Authorized:		
An unlimited number of common shares; without par value		
Issued and Outstanding:		
20,657,817 Common Shares	3,044,801	3,044,801
Contributed Surplus	1,806,760	1,806,760
Deficit Account	(4,788,297)	(4,776,969)
	68,264	74,592
	$ 80,790	$ 91,620

INTERSTAR MINING GROUP INC.

Statement of Loss and Deficit
(Prepared from the Books of Account

Unaudited

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
REVENUE				
Interest income	$ 597	$ 568	$ 1,135	$ 1,128
EXPENSES				
Administrative	11,612	11,466	24,589	23,243
Interest charges	6	- 0 -	13	- 0 -
Foreign exchange	(43)	(24)	(83)	(24)
	11,575	11,422	24,519	23,219
Loss; before the undernoted items	10,978	10,854	23,384	22,091
Written-off Exploration Expenditures	350	198	700	549
Net Loss for the Period	11,328	11,052	24,084	22,640
Deficit; beginning of Period	4,776,969	4,726,118	4,764,213	4,714,530
Deficit; end of Period	**$4,788,297**	**$4,737,170**	**$4,788,297**	**$4,737,170**
Loss per Share	Nil	Nil	(0.12 cts.)	(0.11 cts.)

Notes:

(1) **Comparative Figures:**
Certain comparative figures for the prior period may have been reclassified to conform to the current period's presentation.

(2) **Capital Stock:**
As at June 30, 2003 there were 20,657,817 common shares issued and outstanding (June 30, 2002 -- 20,657,817 common shares outstanding).

INTERSTAR MINING GROUP INC.

Statement of Cash Flows
(Prepared from the Books of Account)

Unaudited

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Net Inflow (Outflow) of cash related to the following activities:				
Operating				
Net loss for the period	($ 11,328)	($ 11,052)	($ 24,084)	($ 22,640)
Items not affecting cash:				
Written off exploration expenditures	350	198	700	549
	(10,978)	(10,854)	(23,384)	(22,091)
Changes in non-cash operating working capital items				
Accounts receivable	(297)	- 0 -	(297)	- 0-
Accounts payable and accrued liabilities	498	8,052	6,805	8,781
	(10,777)	(2,802)	(16,876)	(13,310)
Investing				
Exploration expenditures	(350)	(198)	(700)	(549)
Decrease in cash	(11,127)	(3,000)	(17,576)	(13,859)
Cash; beginning of Period	90,620	134,731	97,069	145,590
Cash; end of Period	$ 79,493	$ 131,731	$ 79,493	$131,731
Supplemental Disclosure of Cash Flow Information				
Cash received from interest	$ 597	$ 568	$ 1,135	$ 1,128
Cash interest paid	$ 6	$ - 0 -	$ 13	$ - 0 -

InterStar Mining Group Inc.

PRESS RELEASE

FOR IMMEDIATE RELEASE:

SUBJECT: InterStar Complete Acquisition of Medical Laser Device Firm

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Toronto, Ontario; 26 June 2003 .... InterStar Mining Group Inc. (TSXV:IG) announced that it has completed a binding agreement to acquire 100% of the fully diluted equity ownership of closely-held Theralase Inc. of Markham, Ontario for 5,164,454 common shares of InterStar, subject to adjustment proportionate to InterStar's fully diluted issued share capital at closing. A further aggregate of up to 5,164,454 InterStar shares are issuable upon Theralase meeting profit performance targets for the year following the transaction closing; 2,582,227 additional InterStar shares if EBITDA exceeds $85,000 or 5,164,454 InterStar shares if EBITDA exceeds $150,000.

The fully diluted Theralase issued common share equity includes all of its senior and convertible securities, all calls or commitments binding Theralase to issue additional equity, and the conversion of outstanding debt and advances by shareholders and related parties into Theralase equity on closing. The new InterStar shares will be held in escrow for staged releases over a period of 4 years, commencing with the initial 25% release one year after closing and a further aggregate 25% released in quarterly increments each year thereafter.

Prior to the InterStar acquisition, the principal Theralase shareholders are Roger Dumoulin-White with about 45% and Atlantor International/Talent Oil and Gas Ltd., holding approximately 33% of Theralase equity. The remaining 22% of Theralase equity is held by a number of arm's length investors. Atlantor and Talent are entities related to S. Donald Moore, the President and a Director of InterStar, and acquired its Theralase equity in a partially non-arm's length transaction by way of cash advances aggregating about $600,000 made by Atlantor to fund the FDA application and filing process.

The senior management of Theralase is Mr. Dumoulin-White, President and CEO, and Ms. Kristina Hachey, Treasurer and CFO. Mr. Dumoulin-White and Ms. Hachey are related parties.

InterStar's agreement with Theralase provides for an undertaking of InterStar to enter into a private placement debt or equity financing aggregating $500,000 for Theralase working capital needs. The source and other details of this new financing have not yet been determined.

Revenues (all amounts unaudited) of Theralase for the 8 months ending February 28, 2003, and for the years ended June 30, 2002 and 2001, were $250,000, $315,000 and $356,000, respectively. The net loss for these periods were $4,000, $84,000 and $124,000. As at February 28, 2003, the Company had net assets of $378,000, share

capital of $584,000, a convertible loan of $690,000 (to be converted into Theralase equity), and working capital of $259,000.

InterStar's Management has agreed not to dispose of any of their shareholdings until the closing of the transaction.

Theralase has designed, manufactured and marketed therapeutic medical laser systems since 1995. Medical regulatory approvals have been received for Canada and in most European countries. After extended clinical trials, the United States FDA filing required for unrestricted U.S. marketing access was completed in December 2002. Final FDA registration and listing approval is prospective within the next 60 days.

Therapeutic lasers supply photon or light energy into the human and animal musculo-skeletal structure to bio-stimulate and accelerate the normal healing process for a wide range of pain control and tissue rehabilitation applications. The Theralase device is designed for the relief of temporary and chronic pain conditions deriving from all types of arthritic symptoms, wound healing, veterinary practice and dental procedures.

The most recent proprietary Theralase therapeutic laser development is designed for the monitoring and control of higher powered and deeper penetration applications which are covered in U.S. Patent No. 6,413,267 which was issued to Theralase on July 2, 2002.

Completion of the transaction is subject to a number of conditions including, but not limited to, TSX Venture Exchange acceptance. The transaction cannot close until such approval is obtained. There can be no assurance that the transaction will be completed as proposed, or at all. Trading in the securities of InterStar should be considered to be highly speculative.

- 30 -

Further Information -- Contact:
S. Donald Moore, President
Phone: (416) 368-4440

Certain of the information and statements contained in this news release constitute "forward looking statements" expressing InterStar's expectations, hopes, beliefs and intentions on strategies and planning regarding the future. It is important to note that InterStar's actual future results could differ materially from those projected in such "forward looking statements" because of a number of factors, including, but not limited to, general economic conditions, business and financing requirements, labor relations, government actions, competitor pricing, expenses volatility and other risks that may be covered from time to time in the Company's filings with the securities regulatory authorities and Stock Exchange having jurisdiction and in future press releases.